UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Phibro Animal Health Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71742Q 106

(CUSIP Number)

c/o Jack C. Bendheim
Phibro Animal Health Corporation
Glenpointe Centre East, 3rd Fl.
300 Frank W. Burr Blvd., Ste 21
Teaneck, NJ 07666-6712
(201) 329-7300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2014

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BFI Co., LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 21,512,275 shares of Class B Common Stock (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 21,512,275 shares of Class B Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,512,275 shares of Class B Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1) The Reporting Person holds shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), which have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Class A Common Stock has the right to one (1) vote per share of Class A Common Stock.

(2) See Item 5.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack C. Bendheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 21,512,275 shares of Class B Common Stock (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 21,512,275 shares of Class B Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,512,275 shares of Class B Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The Reporting Person holds shares of Class B Common Stock, which have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Class A Common Stock has the right to one (1) vote per share of Class A Common Stock.

(2) See Item 5.

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Item 1. Security and Issuer.

     This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Phibro Animal Health Corporation, a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on April 29, 2014. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

CUSIP No.	71742Q 106	Schedule 13D	Page	5	of	9

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Common Stock Purchase Warrant held by BFI Co., LLC (“BFI”), the warrant to purchase 386,750 shares of Class B Common Stock was automatically exercised on August 1, 2014, at an exercise price of $11.83 per share of Class B Common Stock. BFI paid the exercise price on a cashless basis, resulting in the Issuer withholding 223,075 shares of Class B Common Stock to pay the exercise price and issuing to BFI the remaining 163,675 shares of Class B Common Stock.

The Class B Common Stock is held by BFI. Jack C. Bendheim, a reporting person, director and officer of the Issuer, exercises voting and dispositive power over the shares of Class B Common Stock of the Issuer held by BFI and may be deemed to have shared voting and investment power over the shares held by BFI. Jack C. Bendheim disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

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Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership percentages set forth below are based on 17,442,953 shares of the Issuer’s Class A Common Stock and 21,512,275 shares of the Issuer’s Class B Common Stock outstanding as of the date hereof.

(a)  BFI directly owns 21,512,275 shares of Class B Common Stock, representing 55.2% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are exchanged into shares of Class A Common Stock. As the Class A Manager of BFI, Jack C. Bendheim may be deemed to beneficially own the 21,512,275 shares of Class B Common Stock owned by BFI.

(b) Jack C. Bendheim has the sole authority to vote all of the common stock of the Issuer owned by BFI and, together with three of his adult children, is the manager of BFI with respect to the economic rights pertaining to such common stock of the Issuer owned by BFI.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e) Not applicable.

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Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Common Stock Purchase Warrant, dated as of January 29, 2009, incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of Phibro Animal Health Corporation, filed on March 10, 2014.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2014

/s/ Jack C. Bendheim
Jack C. Bendheim

BFI Co., LLC

By:	/s/ Jack C. Bendheim
Name: Jack C. Bendheim Title: Class A Manager

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Index of Exhibits

Exhibit 1	Common Stock Purchase Warrant, dated as of January 29, 2009, incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of Phibro Animal Health Corporation, filed on March 10, 2014.